FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 13, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF´s REVENUES RISE TO R$ 7.2 BILLION IN THE THIRD QUARTER

BRF net sales reached R$ 7.2 billion, an increase of 14.3% over the same period of last year and 5.1% higher than the second quarter of 2012. The EBITDA margin was 7.9% of company´s net sales and EBITDA total amount of R$ 565 million.

It is worth highlighting the fact that during the third quarter, the company fulfilled the agreement signed with the Brazilian anti-trust agency (CADE) and concluded one of the most important stages of the merger process. As expected by the company, this transitory process combined with the world economic situation impacted the results in the quarter.

Nevertheless, BRF achieved very positive revenues in its operating segments in the third quarter, with an expansion of 7.4% on the domestic market, 26% in exports, 4.8% in dairy products and 8% in food service. There was an increase of 4.3% in sales volume which amounted to 1.6 million tons.

The price increase adjustments partially reduced the pressure from the costs of the main raw materials on the operating margins in the third quarter. However, the impacts were still significant as the costs of corn, for example, increased by as much as 26.3% in the period over the second quarter of this year.

The EBITDA margin fell by 3.6 percentage points in the quarter. Gross profit amounted to R$ 1.5 billion, a decline of 5%, and net income was R$ 90.9 million, 75% lower than the third quarter of 2011.

During the year, 283 products were launched in order to expand the portfolio, to reposition brands and/or categories and adding value. There was 115 product launches in the third quarter, distributed as follows: Food Service – 18, domestic market – 51; export market – 31; and dairy products segment – 15.

DOMESTIC MARKET

Domestic market sales came to R$ 3.1 billion in the quarter, 7.4% higher than the same period of the previous year. Revenues came to R$ 9 billion, with volumes remained essentially stable.

EXTERNAL MARKET

Revenues from exports came to R$ 3.1 billion, an increase of 26% over 3Q11. The highlight was the Middle East where revenues expanded by 46.5%.

Despite the adverse outlook -- greater supply of hogs and poultry registered during the year in imported countries, along with the high cost of grains -- 628,300 tons were shipped, a volume 11.7% higher.

Revenues expanded by 12% in accumulated terms for the year to R$ 8.2 billion and volumes rose by 10% to 1.85 million tons.

DAIRY PRODUCTS

Revenues in the dairy segment rose by 4.8% to R$ 692.3 million in the third quarter while the accumulated figure grew by 6% to R$ 2 billion.

Batavo, the company portfolio brand, is currently the third in the yoghurt market with a share of 10.9%. The launch of Pedaços, a yogurt with up to 10 times more fruit than similar ones, expanded the brand by 3.4 points in the cups category between April and September this year (Nielsen figures). This performance highlights the alignment of the dairy area with the market trend to adding value to its products.

FOOD SERVICE

The Food Service area grew in terms of revenues and volume. Sales were 8% higher and amounted to R$ 354 million while volumes rose by 2.6%. Accumulated volumes expanded in the year by 6% and accumulated revenues by 9% to R$ 1 million.

THIRD QUARTER EARNINGS

R$ million
	2012	2011	Variation %
Net Revenues	7,192	6,292	14
Gross Income	1,526	1,606	(5)
Gross Margin	21.2%	25.5%	(4.3 p.p.)
EBIT	232	455	(49)
Net Income	91	365	(75)
Net Margin	1.3%	5.8%	(4.5 p.p.)
EBITDA	565	723	(22)
EBITDA Margin	7.9%	11,5%	(3.6 p.p.)
Earnings per Share*	0.10	0.42	(75)

(*) Earnings per Share (in R$) consolidated, excluding shares held in treasury

ACCUMULATED 2012

R$ million

	2012	2011
Ch.%

Net Revenues	20,372	18,607	9
Gross Income	4,359	4,712	(8)
Gross Margin	21.4%	25.3%	(3.9 p.p)
EBIT	781	1,493	(48)
Net Result	250	1,246	(80)
Net Margin	1.2%	6.7%	(5.5 p.p)
EBITDA	1,662	2,325	(28)
EBITDA Margin	8.2%	12.5%	(4.3 p.p)
Earnings per Share*	0.28	1.43	(80)

 (*) Earnings per Share (in R$) consolidated, excluding shares held in treasury

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 13, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director